CoSine Communications, Inc.
560 South Winchester Blvd., Suite 500
San Jose, California 95128

October 21, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mark P. Shuman
Sara Kalin

Re:	CoSine Communications, Inc. Preliminary Proxy Statement on Schedule 14A filed October 6, 2005 File No. 0-30715

Dear Mr. Shuman:

On behalf of CoSine Communications, Inc. (the "Company"), I make the following acknowledgments in response to the request from the Staff of the Securities and Exchange Commission (the "Commission") received by letter dated October 18, 2005, relating to the Company's Preliminary Proxy Statement on Schedule 14A (File No. 0-30715) filed with the Commission on October 6, 2005 (the "Filing"):

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.	Staff comments or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filing: and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Company's above acknowledgments to the undersigned at (408) 236-7518. Thank you for your assistance.

Sincerely,

/s/TERRY GIBSON

Terry Gibson,
Chief Executive Officer